EXHIBIT 12.1
COMMERCIAL VEHICLE GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in thousands)

	Year Ended December 31,
	2007	2006	2005	2004	2003
EARNINGS
Pre-tax income from operations	$(4,836)	$85,795	$78,549	$23,930	$9,231
Fixed charges	16,650	16,880	16,403	9,964	13,786
Capitalized interest	—	—	—	—	—

Earnings available for fixed charges	$11,814	$102,675	$94,952	$33,894	$23,017

FIXED CHARGES:
Interest expense (including debt issuance costs amortized to interest expense)	$14,296	$15,147	$14,720	$8,849	$12,768
Capitalized interest	—	—	—	—	—
Interest component of rent expense[1]	2,354	1,733	1,684	1,115	1,018

Total fixed charges	$16,650	$16,880	$16,404	$9,964	$13,786

Ratio of earnings to fixed charges	0.71	6.08	5.79	3.40	1.67

[1]
For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes and cumulative effect of change in accounting principles plus fixed charges. Fixed charges include interest expense (including amortization of deferred financing costs) and an estimate of operating rental expense, approximately 20%, which management believes is representative of the interest component.